Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

September 26, 2022

VIA EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	D-Wave Quantum Inc.

Registration Statement on Form S-1

Filed August 29, 2022

File No. 333-267126

Ladies and Gentlemen:

On behalf of D-Wave Quantum Inc. (the “Company” or “D-Wave Quantum”), we acknowledge receipt of the comment letter, dated September 15, 2022 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Registration Statement on Form S-1 (as amended, the “Registration Statement”). We hereby submit in electronic form the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, together with exhibits, marked to indicate changes to the Registration Statement as filed with the Commission on August 29, 2022. Amendment No. 1 reflects changes made in response to the Comment Letter, and certain other updates. For ease of reference, we have reproduced the Staff’s comments from the Comment Letter in bold type below, followed by the Company’s responses. Capitalized terms used but not defined herein have the meaning given to such terms in the Registration Statement. The terms “Common Shares” and “Common Stock” are used interchangeably to refer to the shares of common stock of the Company.

Registration Statement on Form S-1 filed August 29, 2022

Cover Page

1.	Please disclose on your cover page the price (and formula for determining it) at which Lincoln Park will receive your shares pursuant to the Purchase Agreement and the term of the Purchase Agreement.

Response: The Company acknowledges the Staff’s comment and has revised the cover page of the prospectus in response to the Staff’s comment.

2.

We note you are registering the 381,540 Common Shares previously issued to Lincoln Park as consideration for its commitment to purchase your Common Shares under the Purchase Agreement. Disclose the price per share at which the shares were effectively issued to Lincoln Park on August 5, 2022 and August 25, 2022, respectively.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see the cover page of the prospectus as well as pages 14, 19, and 164 of Amendment No. 1.

3.

You disclose on the cover page that you have filed a separate registration statement registering the issuance to and resale by certain third parties unrelated to Lincoln Park. Quantify and disclose the percentage of your public float that will become available for resale in the market pursuant to your registration statements in the aggregate.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see the cover page of the prospectus as well as page 21 of Amendment No. 1.

4.

Please revise the cover page to disclose that you have a majority shareholder and will be a “controlled company” under the NYSE listing rules upon the date you file your first annual report on Form 10-K pursuant to your side letter agreement with the Public Sector Pension Investment Board (“PSP”) at which time PSP is no longer restricted from exercising its voting rights attached to your shares (unless the agreement is terminated and you become a “controlled company” at an earlier date or PSP otherwise disposes of its controlling interest in your shares after any applicable lock-up period). Please ensure this disclosure identifies your controlling shareholder, discloses the controlling shareholder’s total voting power and cross-references a longer discussion of the effects of your status as a “controlled company.”

Response: The Company acknowledges the Staff’s comment. As disclosed in Amendment No. 1, the Company and PSP entered into an amended and restated side letter agreement (the “PSP Side Letter Agreement”) on September 26, 2022, pursuant to which PSP has irrevocably agreed not to exercise in excess of 49.99% of its voting power, directly or indirectly, for so long as it beneficially owns 50%

or more of the combined voting power of the Company. The PSP Side Letter Agreement has no defined term and PSP cannot rescind or amend the PSP Side Letter Agreement without the Company’s written agreement. Consequently, PSP has less than 50% of the total voting power attached to the Company’s shares of common stock (including Common Shares underlying Exchangeable Shares). As a result, the Company will not become a “controlled company” under the NYSE listing rules. We also note that under the terms of the PSP Side Letter Agreement, PSP has agreed to vote its shares of common stock in favor of the Company’s nominees to the Company’s board of directors and, therefore, PSP does not have the ability to control the board of directors of the Company. The Company has revised Amendment No. 1 to disclose the terms of the PSP Side Letter Agreement and has filed such agreement as an exhibit to Amendment No. 1. Please see pages 13, 55 and 153 of Amendment No. 1.

Prospectus Summary, page 11

5.

Please revise your prospectus summary to discuss the material terms of the Purchase Agreement with Lincoln Park under a separate heading. Disclose the floor price and the maximum number of shares that may be issued to Lincoln Park pursuant to the Purchase Agreement.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 13 of Amendment No. 1.

Risk Factors

Risks Related to the Offering, page 17

6.	Disclose whether there is a risk that investors can engage in short-selling activities and, if so, how any sales activities after announcement of a put may negatively affect your share price.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 23 of Amendment No. 1.

The sale or issuance of Common Shares to Lincoln Park may cause dilution. . ., page 17

7.

We note your disclosure of the Common Shares being registered for resale by certain third parties unrelated to Lincoln Park pursuant to a separate registration statement, which represents a substantial majority of your Common Shares outstanding as of August 5, 2022. Revise to clarify the percentage of shares you are concurrently seeking to register for resale in the aggregate.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see the cover page of the prospectus and page 21 of Amendment No. 1. The Company notes that it has reduced the number of Common Shares being registered for resale by certain third parties unrelated to Lincoln Park pursuant to the separate registration statement referenced in the Staff’s comment (the “Resale Registration Statement”), such that the Common Shares being registered for resale under the Resale Registration Statement no longer represent a substantial majority of the Common Shares outstanding.

The terms of the Purchase Agreement limit the amount of Common Shares we may issue to Lincoln Park, which may limit. . ., page 18

8.

Advise whether there is a risk that the potential depressive effect on your share trading price due to the substantial number of shares you are registering for resale may also limit your ability to utilize the Purchase Agreement to enhance your cash resources. For example, advise whether a decline in the trading price of your Common Shares may affect the ability or rate at which Lincoln Park sells its shares of your Common Shares and, as a result, may restrict the amount or timing of additional financing you are able to obtain pursuant to the Purchase Agreement in light of the Beneficial Ownership Limitation.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 22 of Amendment No. 1.

Dilution, page 56

9.

You disclose that the lower the price of your Common Shares is at the time you exercise your right to sell Common Shares to Lincoln Park, the more Common Shares you will issue to Lincoln Park pursuant to the Purchase Agreement, causing your existing shareholders to experience greater dilution. Disclose the maximum number of shares that can be issued pursuant to the Purchase Agreement to show the full extent of dilution your existing shareholders may experience. Revise your risk factors to better illustrate this dilutive effect on your share price as a result of the pricing formula through which you will issue shares to Lincoln Park and the full extent of the dilution your shareholders may experience.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 21 and 62 of Amendment No. 1.

D-Wave Systems Inc.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 89

10.

We note that the projected revenues for 2022 were $11 million, as set forth in the unaudited prospective financial information management prepared and provided to the DPCM Board and DPCM’s financial advisors in connection with the evaluation of the Business Combination. We also note that your actual revenues for the Six Months Ended June 30, 2022 were approximately $3.083 million. It appears that you will miss your 2022 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 25 and 104 of Amendment No. 1.

11.

Please revise your discussion about how your registration statements may impact the market price of the company’s Common Stock to highlight the fact that Public Sector Pension Investment Board, a beneficial owner of over 50% of your outstanding shares, will be able to sell all of its shares for so long as the separate registration statement registering the issuance to and resale by certain third parties unrelated to Lincoln Park is available for use.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to further highlight that sales pursuant to the Registration Statement and the Resale Registration Statement may have an adverse impact on the market price of the Common Shares. Please see page 96 of Amendment No. 1. In addition, the Company advises the Staff that the Resale Registration Statement has been amended to remove a substantial majority of the Common Shares that PSP would have been able to sell thereunder, such that PSP may only sell 4,362,397, or approximately 7.3%, of its Common Shares, representing approximately 4.0% of the Common Shares outstanding as of August 5, 2022 (in each case including Common Shares underlying Exchangeable Shares).

Liquidity and Capital Resources, page 98

12.

In light of the significant number of DPCM public stockholders who exercised their redemption rights prior to the business combination closing and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of your Common Stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 25 and 104 of Amendment No. 1.

Lincoln Park Transaction, page 160

13.	Specify the “time period” referred to in the definition of an Accelerated Purchase Date.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 164 of Amendment No. 1.

14.

Revise to disclose that the Purchase Agreement prohibits the company from directing Lincoln Park to purchase any Common Shares if the closing price of your shares is less than the floor price of $1.00.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see the cover page of the prospectus as well as pages 15, 22 and 165 of Amendment No. 1.

Effect of Performance of the Purchase Agreement on Our Stockholders, page 162

15.

We note that your tabular disclosure showing the gross proceeds you would receive from the sale of your shares to Lincoln Park begins with the assumed price per share of $8.53, the closing sale price of your shares on August 25, 2022. However, your common stock has recently traded below this price and the Purchase Agreement allows for issuances to Lincoln Park at prices below $8.53. Revise to include a complete range of possible purchase prices, including the number of shares that would be issued at the floor price of $1.00.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 24 and 168 of Amendment No. 1.

We appreciate the Staff’s assistance in reviewing this response letter and the Registration Statement. Should you have any questions or comments regarding this letter, please do not hesitate to contact the undersigned at (212) 373-3224.

Very truly yours,

/s/ Adam M. Givertz

Adam M. Givertz

cc:	Jan Woo

Patrick Faller

Securities and Exchange Commission

Alan Baratz

John M. Markovich

D-Wave Quantum Inc.

Kate Furber

Michael Saevitzon

PricewaterhouseCoopers LLP

Ian M. Hazlett

Christian G. Kurtz

Paul, Weiss, Rifkind, Wharton & Garrison LLP